Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of our report dated March 14, 2012 (February 27, 2013 as to Note 2 and the Consolidated Statement of Comprehensive Income for the year ended December 31, 2011) relating to the consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows of Beneficial Mutual Bancorp, Inc. and subsidiaries for the year ended December 31, 2011 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the retrospective adjustment to the consolidated financial statements for the year ended December 31, 2011 as a result of the Company’s adoption of Accounting Standards Update 2011-05 as discussed in Note 2) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

Philadelphia, Pennsylvania

August 21, 2014